FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Knight Resources Ltd.
(Translation of registrant’s name into English)

3rd Floor, 157 Alexander Street, Vancouver, BC V6A 1B8
(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ✓  Form 40-F ________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________  No: : ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Knight Resources Ltd.
        Registrant

Dated: July 12, 2005   By: /s/David Patterson/s/, CEO

KNIGHT RESOURCES LTD.

July 12, 2005
Number: 009-05

DRILLING UNDERWAY AT WEST RAGLAN

VANCOUVER (July 12, 2005) - Mr. Harvey Keats, President of Knight Resources Ltd., announces that drilling has begun on the West Raglan Project as part of the $5 million 2005 exploration program. For logistical reasons, only one rig will be in operation until early August when a second rig will be added. The first rig will test new geological, geochemical and geophysical targets in the Raglan Formation and Povungnituk Group on the eastern portion of the property. Both rigs will then test new targets in the Raglan Formation and Povungnituk Group and targets in the Greater Frontier Area.

The 2005 program is being carried out by West Raglan Project operator Anglo American Exploration (Canada) Limited.

ON BEHALF OF THE BOARD OF
KNIGHT RESOURCES LTD.

“Harvey Keats”
President

3rd floor, 157 Alexander Street
Vancouver • BC • Canada • V6A 1B8
Tel: (604) 684-6535 • Fax: (604) 602-9311
Toll Free: 1-877-KNIGHT5
Web Site: http://www.knightresources.ca
E-mail: knight@bed-rock.com
TSX Venture Exchange Trading Symbol: KNP
Frankfurt Stock Exchange Trading Symbol: KRL

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